UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

WMC RESOURCES LTD

(ACN 004 184 598)

(Name of Subject Company)

WMC RESOURCES LTD

(ACN 004 184 598)

(Names of Persons Filing Statement)

Ordinary Shares

American Depositary Shares

(Title of Class of Securities)

6571469 (Ordinary Shares)

92928R106 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Andrew Michelmore

Chief Executive Officer

WMC Resources Ltd

Level 16, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Tel: (61 3) 9685-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing statement)

☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

The following press release was issued by WMC Resources Ltd on November 30, 2004.

WMC shareholders should read WMC’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by WMC with the Securities and Exchange Commission, as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by WMC with the SEC are available without charge from the SEC’s website at www.sec.gov.

WMC Resources Ltd (WMC) today received Xstrata’s Bidder’s Statement in relation to its conditional offer of A$6.35 per WMC share and reiterated that the offer price is materially inadequate.

The WMC Board will make its full and formal response to the Bidder’s Statement in the form of a Target Statement to all shareholders.

‘Nothing in today’s statement by Xstrata changes our view that the bid is inadequate,’ WMC CEO Andrew Michelmore said. ‘Xstrata’s $6.35 offer remains highly conditional and fails to recognize the current and prospective value of WMC’s assets and the strategic benefits to Xstrata or other potential acquirers.’

‘It is some 86 cents per share or $1 billion less than the market value of WMC based on today’s closing price on the Australian Stock Exchange,’ Mr Michelmore said.

‘The WMC team is delivering results’. Mr Michelmore said. ‘Xstrata’s focus on the past is an attempt to distract investors from the main game—WMC’s world-class assets, strong operational performance, improving returns and exciting growth options ahead.’

‘Xstrata’s desire to purchase WMC’s world-class, long life operations fills a hole in Xstrata’s current portfolio, weighted to shorter life mining and processing operations’. Mr Michelmore said. ‘While I understand their interest, the offer on the table does not deliver sufficient value to our shareholders.’

Xstrata also confirmed today that its offer remains subject to a large number of conditions, including 90% acceptance by WMC shareholders, debt financing conditions and approval of its own shareholders.

The Board of WMC has recommended shareholders to take no action in response to Xstrata’s bid. The Board remains committed to maximising the value of WMC for existing shareholders and, as previously advised, is investigating a range of options.

For further information, please contact:

Troy Hey

Group Manager - Public Affairs

Telephone: (61 3) 9685 6233

Mobile: 0419 502 852

Jane Mussared

Investor Relations

Telephone: (61 3) 9685 6274

Mobile: 0404 852 813

30 November 2004